      As filed with the Securities and Exchange Commission on May 20, 1997


                                                      Registration No. 333-25133
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /


                          PRE-EFFECTIVE AMENDMENT NO.                        / /



                        POST-EFFECTIVE AMENDMENT NO. 1                       /X/


                        (Check appropriate box or boxes)

                                 --------------

                           PRUDENTIAL ALLOCATION FUND

               (Exact name of registrant as specified in charter)

                              GATEWAY CENTER THREE
                            NEWARK, NEW JERSEY 07102

              (Address of Principal Executive Offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (201) 367-7530

                               S. JANE ROSE, ESQ.

                              GATEWAY CENTER THREE

                            NEWARK, NEW JERSEY 07102

                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

                   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE

                      DATE OF THE REGISTRATION STATEMENT.


     IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON JUNE 19, 1997
       PURSUANT TO RULE 488 UNDER THE SECURITIES ACT OF 1933 AS AMENDED.


    NO FILING FEE IS REQUIRED BECAUSE, PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS PREVIOUSLY REGISTERED AN INDEFINITE NUMBER OF SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE, PURSUANT TO A REGISTRATION STATEMENT ON FORM N-1A (FILE NO. 33-12531). PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS AND PROXY STATEMENT RELATE TO SHARES PREVIOUSLY REGISTERED ON FORM N-1A (FILE NO. 33-12531). THE REGISTRANT WILL FILE A NOTICE UNDER RULE 24f-2 FOR ITS FISCAL YEAR ENDING JULY 31, 1997 ON OR BEFORE SEPTEMBER 30, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
         (AS REQUIRED BY RULE 481(a) UNDER THE SECURITIES ACT OF 1933)


N-14 ITEM NO.                                         PROSPECTUS/PROXY
AND CAPTION                                           STATEMENT CAPTION
----------------------------------------------------  ----------------------------------------
PART A

Item    1.  Beginning of Registration Statement and
            Outside Front Cover Page of
            Prospectus..............................  Cover Page

Item    2.  Beginning and Outside Back Cover Page of
            Prospectus..............................  Table of Contents

Item    3.  Fee Table, Synopsis Information and Risk
            Factors.................................  Synopsis; Principal Risk Factors

Item    4.  Information about the Transaction.......  Synopsis; The Proposed Transaction

Item    5.  Information about the Registrant........  Synopsis; Information about the Balanced
                                                      Portfolio; Miscellaneous

Item    6.  Information about the Company Being
            Acquired................................  Synopsis; Information about the Strategy
                                                      Portfolio; Miscellaneous

Item    7.  Voting Information......................  Synopsis; Voting Information

Item    8.  Interest of Certain Persons and
            Experts.................................  Not Applicable

Item    9.  Additional Information Required for
            Reoffering by Persons Deemed to be
            Underwriters............................  Not Applicable

PART B
                                                      STATEMENT OF ADDITIONAL
                                                      INFORMATION CAPTION
                                                      ----------------------------------------

Item   10.  Cover Page..............................  Cover Page

Item   11.  Table of Contents.......................  Cover Page

Item   12.  Additional Information about the
            Registrant..............................  Statement of Additional Information of
                                                      Prudential Allocation Fund dated
                                                      September 27, 1996; Semi-Annual Report
                                                      to Shareholders of Prudential Allocation
                                                      Fund (Strategy Portfolio) for the six
                                                      months ended January 31, 1997

Item   13.  Additional Information about the Company
            Being Acquired..........................  Not Applicable

Item   14.  Financial Statements....................  Financial statements as noted in the
                                                      Statement of Additional Information

PART C

       Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

    This Post-Effective Amendment No. 1 is not intended to amend Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Prudential Allocation Fund filed on April 17, 1997 (File No. 333-25133). The
Prospectus/Proxy Statement and Statement of Additional Information contained in the filing under Rule 497 under the Securities Act of 1933 of Prudential Allocation Fund filed on May 14, 1997 (File No. 333-25133) are incorporated by reference herein.

                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

  As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the 1940 Act) and pursuant to Article VI of the Registrant's By-Laws (Exhibit 2 to the Registration Statement), officers, Trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibit 7 to the Registration Statement), the Distributor of the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

    The Registrant maintains an insurance policy insuring its officers and Trustees against liabilities, and certain costs of defending claims against such officers and Trustees, to the extent such officers and Trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and Trustees under certain circumstances.

    Section 9 of the Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and the Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

ITEM 16. EXHIBITS.

1. (a) Amended and Restated Declaration of Trust of the Registrant. Incorporated by reference to Exhibit No. 1(a) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

    (b) Amended Certificate of Designation. Incorporated by reference to Exhibit No. 1(b) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

2. By-Laws of the Registrant. Incorporated by reference to Exhibit No. 2 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).


4. Plan of Reorganization, filed as Appendix A to the Prospectus and Proxy Statement.


5. Instruments defining rights of shareholders. Incorporated by reference to Exhibits 1 and 2.

6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management. Incorporated by reference to Exhibit No. 6(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

    (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to Exhibit No. 6(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

 7. Restated Distribution Agreement for Class A, Class B, Class C and Class Z shares. Incorporated by reference to Exhibit No. 6 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

 9. (a) Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 9(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

    (b) Amendment to Custodian Contract. Incorporated by reference to Exhibit No. 9(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit No. 15(a) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

    (b) Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit No. 15(b) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

    (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit No. 15(c) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

    (d) Rule 18f-3 Plan. Incorporated by reference to Exhibit No. 18 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

11. Opinion and Consent of Counsel. Incorporated by reference to Exhibit No. 11 to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).


12. Tax Opinion of Counsel.*


14. Consent of Independent Accountants.*

17. (a) Proxy. Incorporated by reference to Exhibit No. 17(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

    (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act. Incorporated by reference to Exhibit No. 17(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

    (c) Prospectus of the Registrant dated September 27, 1996. Incorporated by reference to Exhibit No. 17(c) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).


    (d) Statement of Additional Information of the Registrant dated September 27, 1996, filed in the Registrant's Statement of Additional Information.



    (e) Semi-annual report to shareholders of the Registrant as relates to the Strategy Portfolio for the six months ended January 31, 1997, filed in the Registrant's Statement of Additional Information.



    (f) Financial Data Schedules for the six months ended January 31, 1997. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed via EDGAR on April 17, 1997 (File No. 333-25133).



    (g) President's Letter.*


--------------

* Filed herewith.

ITEM 17. UNDERTAKINGS.

  (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


    As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed on behalf of the Registrant, in the City of Newark and State of New Jersey, on the 19th day of May, 1997.


                              PRUDENTIAL ALLOCATION FUND

                              By: /s/ Richard A. Redeker
                          ------------------------------------------------------

                              (RICHARD A. REDEKER, PRESIDENT)

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                         TITLE                                              DATE
------------------------------    ----------------------------------------    ------------------
/s/ Susan C. Cote                 Treasurer and Principal Financial and          May 19, 1997
------------------------------      Accounting Officer
   SUSAN C. COTE

/s/ Richard A. Redeker            President and Trustee                          May 19, 1997
------------------------------
   RICHARD A. REDEKER

/s/ Edward D. Beach               Trustee                                        May 19, 1997
------------------------------
   EDWARD D. BEACH

/s/ Delayne Dedrick Gold          Trustee                                        May 19, 1997
------------------------------
   DELAYNE DEDRICK GOLD

/s/ Robert F. Gunia               Trustee                                        May 19, 1997
------------------------------
   ROBERT F. GUNIA

/s/ Donald D. Lennox              Trustee                                        May 19, 1997
------------------------------
   DONALD D. LENNOX

/s/ Douglas H. McCorkindale       Trustee                                        May 19, 1997
------------------------------
   DOUGLAS H. MCCORKINDALE

/s/ Mendel A. Melzer              Trustee                                        May 19, 1997
------------------------------
   MENDEL A. MELZER

/s/ Thomas T. Mooney              Trustee                                        May 19, 1997
------------------------------
   THOMAS T. MOONEY

/s/ Stephen P. Munn               Trustee                                        May 19, 1997
------------------------------
   STEPHEN P. MUNN

/s/ Robin B. Smith                Trustee                                        May 19, 1997
------------------------------
   ROBIN B. SMITH

/s/ Louis A. Weil, III            Trustee                                        May 19, 1997
------------------------------
   LOUIS A. WEIL, III

/s/ Clay T. Whitehead             Trustee                                        May 19, 1997
------------------------------
   CLAY T. WHITEHEAD

                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE NO.
NUMBER                                                                   -------
------

   1. (a) Amended and Restated Declaration of Trust of the Registrant. Incorporated by reference to Exhibit No. 1(a) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

      (b) Amended Certificate of Designation. Incorporated by reference to Exhibit No. 1(b) to Post-Effective Amendment No. 18 to the
     Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

   2. By-Laws of the Registrant. Incorporated by reference to Exhibit No. 2 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).


   4. Plan of Reorganization, filed as Appendix A to the Prospectus and Proxy Statement.


   5. Instruments defining rights of shareholders. Incorporated by reference to Exhibits 1 and 2.

   6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management. Incorporated by reference to Exhibit No. 6(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

      (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation. Incorporated by reference to Exhibit No. 6(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

   7. Restated Distribution Agreement for Class A, Class B, Class C and Class Z shares. Incorporated by reference to Exhibit No. 6 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

   9. (a) Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 9(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

      (b) Amendment to Custodian Contract. Incorporated by reference to Exhibit No. 9(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

  10. (a) Distribution and Service Plan for Class A shares. Incorporated by reference to Exhibit No. 15(a) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

      (b) Distribution and Service Plan for Class B shares. Incorporated by reference to Exhibit No. 15(b) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

      (c) Distribution and Service Plan for Class C shares. Incorporated by reference to Exhibit No. 15(c) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A filed via EDGAR on September 29, 1994 (File No. 33-12531).

      (d) Rule 18f-3 Plan. Incorporated by reference to Exhibit No. 18 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A filed via EDGAR on September 27, 1996 (File No. 33-12531).

  11. Opinion and Consent of Counsel. Incorporated by reference to Exhibit No. 11 to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).


  12. Tax Opinion of Counsel.*


  14. Consent of Independent Accountants.*

  17. (a) Proxy. Incorporated by reference to Exhibit No. 17(a) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

      (b) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act. Incorporated by reference to Exhibit No. 17(b) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).

      (c) Prospectus of the Registrant dated September 27, 1996.
     Incorporated by reference to Exhibit No. 17(c) to the Registration Statement on Form N-14 filed via EDGAR on April 14, 1997 (File No. 333-25133).


      (d) Statement of Additional Information of the Registrant dated September 27, 1996, filed in the Registrant's Statement of Additional Information.

      (e) Semi-annual report to shareholders of the Registrant as it relates to the Strategy Portfolio for the six months ended January 31, 1997, filed in the Registrant's Statement of Additional
     Information.



      (f) Financial Data Schedules for the six months ended January 31, 1997. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed via EDGAR on April 17, 1997 (File No. 333-25133).



      (g) President's Letter.*

  ----------------------
  * Filed herewith.